Exhibit 99.46

HudBay Minerals Inc. Dundee Place 1 Adelaide Street East Suite 2501 Toronto ON M5C 2V9 Canada Tel 416 362-8181 Fax 416 362-7844 hudbayminerals.com

News release

TSX – HBM

2009 – No. 26

HudBay closes sale of Lundin Mining stake

Toronto, Ontario, May 26, 2009 – HudBay Minerals Inc. (“HudBay”, “the company”) (TSX: HBM) has closed the previously announced sale of its 16.7 per cent stake in Lundin Mining Corporation (“Lundin Mining”) to GMP Securities L.P. (“GMP”), for cash proceeds of approximately $236 million, representing a before tax gain of approximately $100 million.

“The transaction is a significant cash gain for HudBay and further positions the company to implement its strategic plan, which will be outlined at the company’s AGM on June 19,” said Peter R. Jones, HudBay’s chief executive officer.

The sale was conducted pursuant to an agreement between GMP and HudBay dated May 11, 2009. Notwithstanding the restrictions on HudBay’s ability to sell the shares contained in the subscription agreement dated November 21, 2008 between Lundin Mining and the company, Lundin Mining provided its consent to the sale and in connection with such consent Lundin Mining and HudBay have agreed to:

•

terminate all continuing rights and obligations under the previously announced termination agreement dated February 23, 2009 (other than the mutual release and the reciprocal standstill covenant that expires on February 23, 2010) and all continuing rights and obligations of HudBay and Lundin Mining under the subscription agreement; and

•	a mutual release in respect of any and all claims connected with or arising from the subscription agreement and certain representations and warranties under the termination agreement.

HudBay Minerals Inc.: Strength to Build the Future

HudBay Minerals Inc. (TSX: HBM) is a Canadian integrated mining company with assets in North and Central America principally focused on the discovery, production and marketing of base metals. The company’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay is committed to high standards of corporate governance and sustainability.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes but is not limited to the potential impact of changing economic conditions on HudBay’s financial results, information regarding the sale of the Lundin shares, the use of proceeds from the sale of the Lundin shares, and the company’s strategies and future prospects. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “understands” or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “will”, “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated or projected in the forward-looking information (including the actions of other parties who have agreed to do certain things and the approval of certain regulatory bodies).

Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct. Factors that could cause actual results or events to vary materially from results or events anticipated by such forward-looking information include risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, dependence on key personnel and employee relations, environmental risks, government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments and other risks of the mining industry, as well as those risk factors discussed in the company’s Annual Information Form dated March 30, 2009, which risks may cause actual results to differ materially from any forward-looking statement.

Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of HudBay, its financial or operating results or its securities. The reader is cautioned not to place undue reliance on forward-looking information.

This news release and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

For further information, please contact:

HudBay Minerals Inc.

Annemarie Brissenden

Manager, Investor Relations

(416) 362-0615

Email: annemarie.brissenden@hudbayminerals.com

(HBM-G)

HudBay Minerals Inc.	2
News Release 2009 – No. 26: HudBay closes sale of Lundin Mining stake